UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of ☐ Form 20-F or ☐ Form 40-F. ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Company Receives Nasdaq Hearing Panel Decision

China Natural Resources has received an April 6, 2006 decision by a Nasdaq Hearings Qualification Panel. The decision results from the Company’s appeal of a Nasdaq Staff determination to delist the Company’s shares for not completing Nasdaq’s new listing process prior to completion of the Company’s recent acquisition of Feishang Mining Holdings Limited.

The Hearing Panel decision provides that the Company’s shares will remain listed on the Nasdaq Capital Market, conditioned upon the Company’s new listing application being approved by the Nasdaq Staff on or before May 31, 2006.

On March 6, 2006, the Company submitted its new listing application to Nasdaq, and is in the process of preparing responses to certain additional information requested by the Nasdaq Staff in response to the Company’s submission. There is no assurance that the Nasdaq Staff will approve the Company’s new listing application.

Exhibits

Exhibit Number	Description

99.1	Press Release dated April 11, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

CHINA NATURAL RESOURCES, INC.

By:	/s/ TAM CHEUK HO
Tam Cheuk Ho
Chief Financial Officer

Date: April 11, 2006

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated April 11, 2006